Crystal Systems Solutions Announces That Its Subsidiary Mainsoft Accelerates Transition to HP Itanium 2-based Servers with HP

Companies Co-Develop Visual MainWin for HP Itanium(R) 2-based Servers

HERZLIA, Israel--June 26, 2003-- Crystal Systems Solutions Ltd. (Nasdaq: CRYS - News) today announced that its subsidiary Mainsoft Corporation, the software porting company, announced its agreement with HP intended to accelerate the transition of Visual MainWin customers from PA-RISC processor-based HP servers to HP's portfolio of servers running Intel® Itanium® 2 processors for the HP-UX 11i operating system.

As part of this agreement, HP shall promote Visual MainWin for HP Itanium 2-based servers supporting the HP-UX 11i operating system environment by referring Windows application developers to Mainsoft.

"This is a very important agreement for both Mainsoft and HP," said Jeff Miller, Vice President of Strategic Alliances at Mainsoft Corporation. "It deepens the existing relationship between our two companies, and more importantly, it underscores our mutual commitment to providing our customers with a rapid migration path to the best performing architectures available."

Modifications to the current HP-UX 11i v1.6 operating system and compilers, coupled with advanced engineering work on Visual MainWin 5, help ensure that the evolution to the Intel Itanium 2-based systems is both seamless and painless for existing customers.

"We are very focused on making the evolution to our Itanium 2-based platforms as easy as possible," said Nigel Ball, vice president, HP's enterprise solutions partners. "Our relationship with Mainsoft better enables a host of top tier enterprise application vendors and their customers to quickly and easily realize the benefits of the Itanium 2 architecture."

The latest Mainsoft product, Visual MainWin 5, attracted considerable market and enterprise-software vendor interest when released by combining enhanced performance and scalability, with proven robustness for non-stop operation.

Visual MainWin 5 and associated Stingray components for HP-UX 11i v1.6 running on the Intel Itanium architecture is now available. Leading software vendors Mentor Graphics, Computer Associates, Altair Engineering and Siebel participated in the beta test of the product and are expected to be among the first to take advantage of this leading edge technology.

"We are very impressed by the performance and scalability of HP-UX 11i on the Itanium 2-based systems," said Jeff Brennan, VP of Commercial Software at Altair. "The efforts of HP and Mainsoft on making our transition to this platform as easy as possible were critical in enabling Altair to meet the demands of our customers."

About Mainsoft Corporation

Mainsoft Corporation, the software porting company, enables businesses to develop applications once on Windows and rapidly deploy them to multiple Unix environments. Since 1993, the world's largest independent software vendors and Fortune 1000 IT departments have used Mainsoft to port more than $1 billion in software. Mainsoft is headquartered in San Jose, Calif. and has offices in Chicago, London and Israel. Crystal Systems Solutions Ltd. is a major Mainsoft shareholder. For information and a free 30-day evaluation, visit www.mainsoft.com.

About Crystal

Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the US, UK, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

For more information, please visit our web site at www.crystal-sys.com.or www.bluephoenixsolutions.com

Crystal Systems Solutions is a member of the Formula Group (Nasdaq:FORTY-News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

All names and trademarks are their owners' property.

Contact:

Crystal Systems Solutions Ltd. Iris Yahal, +972-9-9526110